EXHIBIT 12

PFIZER INC. AND SUBSIDIARY COMPANIES
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

(millions of dollars, except ratios)	2001	2000	1999	1998	1997

Determination of earnings:

Income from continuing operations before provision for

taxes on income and minority interests	$10,329	$5,781	$6,945	$4,397	$3,979

Less:

Minority interests	16	14	5	2	10

Adjusted income	10,313	5,767	6,940	4,395	3,969

Fixed charges	366	496	463	334	389

Total earnings as defined	$10,679	$6,263	$7,403	$4,729	$4,358

Fixed charges:

Interest expense (a)	$266	$390	$364	$251	$315

Rents (b)	100	106	99	83	74

Fixed charges	366	496	463	334	389

Capitalized interest	56	46	40	26	10

Total fixed charges	$422	$542	$503	$360	$399

Ratio of earnings to fixed charges	25.3	11.6	14.7	13.1	10.9

(a)	Interest expense includes amortization of debt discount and expenses.

(b)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a conservative estimate of an interest factor in its leases, which are not material.